EXHIBIT 12

               STATEMENT REGARDING COMPUTATION OF RATIOS



                                         1994        1993         1992
                                             (Dollars in Thousands)

Pre-tax earnings                        $ 794       $ 589     $    142


Total fixed charges:

     Interest on notes payable             93          20            -

     Interest and discount amortization
       on 10% subordinated debentures       -           -          50
                                         ----       -----        -----
                Total                   $ 887     $   609     $   192
                                         ====       =====        =====

Fixed charges                           $  93     $    20     $    50

Ratio of earnings to fixed charges     953.76%    3,045.0%      384.0%